Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary Name	State of Incorporation

Cumberland Woodlands, LLC	Kentucky

Stanford Wilderness Road, LLC	Kentucky

Roosevelt Equity Corporation	Delaware

UTAG, Inc.	Illinois

Universal Guaranty Life Insurance Company	Ohio

HPG Acquisitions, LLC	Texas

RLF Lexington, LLC	Colorado

Acap Corporation	Delaware

American Capitol Insurance Company	Texas

Imperial Plan, Inc.	Texas

Sun Valley Homes, LLC	Arizona